SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

SONUS NETWORKS, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Common stock, $0.001 par value
(Title of Class of Securities)

835916107
(CUSIP Number of Class of Securities (Underlying Common Stock))

Richard J. Gaynor
Chief Financial Officer and Assistant Secretary
Sonus Networks, Inc.
7 Technology Park Drive
Westford, Massachusetts 01886
(978) 614-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Mark J. Kelson, Esq.
Manatt, Phelps & Phillips, LLP
11355 West Olympic Boulevard
Los Angeles, California  90064
(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
N/A	N/A

*  Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐                                        Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On May 11, 2009, Sonus Networks, Inc. (“Sonus” or the “Company”) filed a Definitive Proxy Statement for the Annual Meeting of Stockholders of Sonus to be held on June 19, 2009 (the “Definitive Proxy Statement”), which among other things contains a proposal to be submitted to the Company’s stockholders to approve a stock option exchange program for the Company’s U.S. employees other than the Company’s members of the Board of Directors (“Board”), executive officers and former members of the Board, executive officers and employees (the “Proposed Stock Option Exchange Program”). In connection with the Proposed Stock Option Exchange Program, Sonus is herewith filing the Definitive Proxy Statement.

The Definitive Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Proposed Stock Option Exchange Program will only be commenced, if at all, if the Company’s stockholders approve the Proposed Stock Option Exchange Program.

The Stock Option Exchange Program has not commenced and is conditioned upon stockholder approval. Even if the requisite stockholder approval is obtained, the Company may still decide later not to implement the Stock Option Exchange Program.  Sonus will file a Tender Offer Statement with the Securities and Exchange Commission (“SEC”) upon the commencement of the Stock Option Exchange Program.  Sonus option holders who are eligible to participate in the Stock Option Exchange Program should read the Tender Offer Statement before participating in the program, as it will contain important information. Sonus option holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, option holders may obtain free copies of the documents filed by Sonus with the SEC by directing a written request to: Sonus Networks, Inc., 7 Technology Park Drive, Westford, MA 01886 Attn: Investor Relations.

Item 12.   Exhibits

Exhibit Number	Description
99.1	Definitive Proxy Statement for the 2009 Annual Meeting of Stockholders (filed with the SEC on May 11, 2009, and incorporated herein by reference).